FILED VIA EDGAR

July 23, 2007

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Montgomery Street Income Securities, Inc. (the “Fund”)

File Nos. 33-45735; 811-02340

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please find a copy of the executed Investment Company Blanket Bond (the "Bond") for the Fund under Exhibit 99-1.

Also enclosed is a copy of the resolution passed by the Board of Directors of the Fund, which is entirely comprised of members who are not “interested persons” (as defined by the 1940 Act), approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

Premiums have been paid for the Bond for the period beginning June 9, 2007 to June 9, 2008.

If you have any questions about this filing, please contact the undersigned at (517) 367-4336.

Very truly yours,

/s/ Susan S. Rhee

Susan S. Rhee

Secretary